UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: September 25, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 24, 2007, entitled “CNOOC Ltd. Announces the Startup of SES Gas Project Phase II”.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Announces the Startup of SES Gas Project Phase Ⅱ

(Hong Kong, September 24, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that PhaseⅡof Southeast Sumatra (SES) Gas Project has started production. CNOOC SES Ltd., a CNOOC Ltd. subsidiary, acts as the Operator. The contractual gas delivery rate of PhaseⅡis 78.4 million cubic feet (approximately 2.22 million cubic meters)  per day.

The project is located about 120 kilometers offshore West Java in Indonesia, with an average water depth of 30 meters. The development facilities in PhaseⅡinclude one production/processing platform, one gas plant, one gas compression/processing platform and three sub-sea pipelines. The natural gas produced will mainly be supplied to the power plant of the state utility company PT Perusahaan Listrik Negara (PLN).

Mr. Liu Jian, Executive Vice President of the Company expressed: “The successful startup of SES gas project Phase Ⅱnot only boost the Company’s overseas gas production, but also facilitate our growth with local communities by supplying more clean energy. "

CNOOC Ltd. holds 65.5% interest of Southeast Sumatra PSC and acts as the Operator. The PSC partners include INPEX Sumatra, Ltd., KNOC Sumatra Ltd., Orchard Energy Sumatra BV, Fortuna Resources (Sunda) Ltd., Talisman UK (Southeast Sumatra) Ltd. and Talisman Resources (Bahamas) Ltd.

Phase Ⅰof the project has commenced production in 2006.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com

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